Exhibit 99.5

POLY-PACIFIC INTERNATIONAL INC.

For Immediate Release

January 4, 2007 (1:30 pm)

Edmonton, Canada - Poly-Pacific International Inc. (TSX-V:PMB)(“Poly-Pacific”) announces that it proposes to settle certain of its debt with various creditors in the aggregate amount of approximately $190,218, subject to regulatory approval. Poly-Pacific will settle the debt by the payment of cash and by the issuance of common shares of Poly-Pacific (“Common Shares”). Poly-Pacific will issue up to 2,797,008 Common Shares ranging in price from $0.05 to $0.10 per Common Share, which Common Shares will have a four-month hold period.

For more information contact:

Mr. Randy Hayward

Telephone: (604) 293-8885

Facsimile: (604) 293-8234

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.